Exhibit 4.08
Dick Evans
1188 Sherbrooke Street West
Montréal
Québec
H3A 3G2
Canada
30 March 2009
Dear Dick,
Upon mutual agreement with the Company, you stepped down from your role of Chief Executive of Rio Tinto Alcan effective 1 February. You will resign as an Executive Director of Rio Tinto in April at the conclusion of the Rio Tinto Limited Annual General Meeting on 20 April 2009.
Your employment will end on 31 December 2009 by effluxion of time in accordance with Clause 3(A) of the Agreement between you and Rio Tinto plc dated 25 October 2007 (the “Employment Contract”).
You will complete the remainder of 2009 in the capacity of Special Adviser to the Company and continue to receive your salary and all contractual benefits, including Short Term Incentive Plan and Long Term Incentive Plan, in accordance with clause 9(D) of your contract. You will not receive any additional compensation in the form of severance at 31 December 2009.
As discussed, you will arrange for an orderly transition of your current external roles (Chair of the international Aluminum Institute, Chair of the resource sector of the World Economic Forum and Chair of the Canada Fund) and in consultation with the CEO of Rio Tinto, if appropriate. The Company will continue to support expenses incurred by you in respect of these roles after 31 December 2009 should this be required for a reasonable transition period. For completeness, you will provide an indication of any continuing commitments that remain at 31 December 2009 and the transition plan at the time of your departure.
This letter outlines the conditions of your departure from Rio Tinto. For the purposes of this letter, 31 December 2009 is deemed to be the departure date.
Base Salary
Your base salary will remain as US$1,500,000 per annum up until the departure date. Your base salary less deductions shall be payable in accordance with normal payroll dates applicable to senior executives in Canada.

2009 STIP
A STIP payment for the period 1 January 2009 to 31 December 2009 will be paid to you in March 2010 based on 2009 actual business and assessed personal performance.
Special Integration Bonus
2009 performance as it applies to 50% of the 2009 SIB will be determined as at the transition date and based on progress to-date including the documented plans for integration and transition as prepared by Rio Tinto Alcan under your leadership. The entitlement thereby determined for this portion of the SIB will be deferred to the normal payout date of approximately 1 March 2010. Performance for the remainder of 2009 when you are acting in the capacity of Special Adviser, will be determined during Q1 2010 based on the mentorship provided to the incoming Product Group CEO of Rio Tinto Alcan and the achievement of performance by Rio Tinto Alcan as set-out in the integration planning documents and including the synergy targets.
At the Company’s discretion, amounts payable for 2009 performance can be settled in cash or shares in Q1 2010.
Share Option Plan (SOP)
Where options are granted to you under the Share Option Plan less than twelve months prior to the date on which your employment ceases (i.e. the 2009 SOP grant), the number of shares in respect of which your options may be exercised will be reduced on a pro rata basis. All options granted under the Share Option Plan will be subject to the same performance conditions as if your employment had continued, except that the options will lapse one year from the date of final vesting. A statement of your options will be forwarded to you by Rio Tinto following your departure date.
Grants under the SOP are made subject to and in accordance with the rules of the SOP.
You should note that termination of employment may have taxation implications for share options and you should discuss this with your financial advisor.
Mining Companies Comparative Plan (MCCP)
For your MCCP conditional awards made in 2008 and 2009, you will be entitled to an award payout at the end of the four year performance period as if your employment had continued and based upon actual performance compared to the performance condition.
Awards under the MCCP are made subject to and in accordance with the rules of the MCCP.
A statement of your conditional awards will be forwarded to you by Rio Tinto London following your departure date.
2008 Annual Bonus Deferral

Your 2008 STIP has been deferred under the rules of the Rio Tinto 2008 Bonus Deferral Plan. This award will fully vest and will be paid to you within 30 days of your departure date or the earliest possible date following 30 days that is in accordance with applicable fiscal, regulatory or other requirements.
Awards made under the 2008 STIP and the 2009 STIP are made subject to and in accordance with the rules of the 2008 STIP (or as appropriate) the rules of the 2009 STIP.
Rio Tinto retirement annuity, Alcan Pension Plan (APP) and the Alcan Supplemental Retirement Benefit Plan (ASRBP), Alcan Pension Plan for Officers (APPO)
The retirement annuity as set out in the supplemental letter to your Employment Contract will be implemented on your retirement. For the avoidance of doubt, this will be in addition to the benefits you accrued under your previous Alcan arrangements.
In accordance with the provisions of your employment contract with Alcan Inc., your retirement pension from the APP, the ASRBP and the APPO will commence on 1 January 2010.
You will be provided with statements as soon as possible before 31 December 2009 regarding your Alcan defined benefit pensions and the Rio Tinto annuity that will be purchased on your behalf upon completion of your Employment Contract. It will be possible at this time to make any elections including regarding spousal benefits.
Deferred Compensation Plan (USA)
You will continue to participate in the Deferred Compensation Plan until 31 December 2009.
Flexperks
Your company car may be returned or be purchased no later than 31 December 2009 at its remaining book value plus applicable taxes.  For details about the terms of this plan, please contact Ms. Diane Robert, Benefits Administrator – P&OS, at (514) 848-8477. Your flexperks allowance of US$37,000 less lawful deductions per annum will continue until 31 December 2009.
Expense account
All reasonable out of pocket expenses properly incurred and defrayed by you in the performance of your duties in the course of your Employment will continue to be reimbursed where supported by vouchers and documents in respect of such expenses. Your expense account must be cleared to a zero balance no later than 31 December 2009.
Alcan Inc. Quebec Medical Program
This benefit will be continued until 31 December 2009.
Alcan Life Insurance Program
Your life insurance coverage under the Alcan Life Insurance Plan will cease 30 days after your departure on 31 January 2010.  You have the option to convert your coverage to an individual policy without supplying evidence of good health, before 31 January 2010.
Alcan Employee Savings Plan (AESP)
Your account must be settled within 90 days of 31 December 2009.  Your settlement instructions must be forwarded to Sun Life Financial before the end of the 90 day period.
Vacation Payment
You will take all outstanding vacations prior to your departure date.  Any remaining untaken days of vacation following your departure date will be settled in cash.
Tax equalization & Tax support
Tax equalization will also continue to apply to earnings until 31 December 2009 as well as reimbursement of any departure tax.
The Company will continue to provide tax support for the duration of the time that you have unexercised or unvested LTIPs; after that, tax support will be at the discretion of the Company based on the significance of the tax credits for the Company’s account. Tax support will also be made available for the purposes of follow-up on any assessments or reassessments for tax returns that have been prepared by the Company’s tax provider during your employment and any subsequent Company paid filing periods.
Repatriation
Rio Tinto will repatriate you and your spouse and a reasonable volume of personal effects (in accordance with the Rio Tinto expatriate policy) from Montreal to California.
Other employment
You agree, you may not accept a Directorship or be employed or engaged in any other capacity (including as an advisor, consultant or contractor) in any other business in competition with Rio Tinto without the prior written consent of the Company. In the case of companies or organisations that are not in competition with Rio Tinto and/or companies or organisations that do not consult directly or indirectly to companies that are in competition with Rio Tinto, such consent shall not be unreasonably withheld. You are reminded that Clause 10 of the Employment Contract continues to apply to you. We have agreed that for the purposes of “Restricted Period” in Clause 10 of the Employment Contract your “Notice Period” shall deem to be the period beginning on 12 January 2009 and ending on 31 December 2009.
Terms and Conditions
All other terms and conditions relating to your employment as set out in the Employment Contract remain in force until your departure date and all the terms and conditions that are intended to apply following the termination of your employment shall continue in full force and effect including, in particular, Clauses 5, 7, 10 and 11.

This letter supersedes any previous written or oral agreement between us in relation to the matters dealt with in it with the exception of the provisions in your contract referred to above.
This letter shall be governed by and will be interpreted in accordance with the laws of England and Wales. You and we agree to submit to the jurisdiction of the English Courts as regards any claim or matter arising under this Agreement.
Please sign in the place provided and return to me the enclosed duplicate of this letter in order to confirm your agreement to the above and waiver of claims.
Yours sincerely,
/s/ Tom Albanese
Tom Albanese
Chief Executive

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